January 18, 2006

Mr. Brian Fiddler
Chief Financial Officer
Petrogen Corp.
2000 South Dairy Ashford
Houston, Texas 77077



      Re:	Petrogen Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
Response letter dated December 23, 2005
      File No. 0-25579


Dear Mr. Fiddler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Audit Opinion

1. We note that your auditors are located in Vancouver, Canada. However, we understand from the disclosures of your current business operations that they are conducted entirely in the United States. In accordance with Article 2 of Regulation S-X, the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and
Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm

Please undertake to engage a U.S. registered public accounting firm to perform the audit of your financial statements required in future filings, or tell us the reasons you believe doing so is not practicable at this time, or otherwise unnecessary.

Financial Statements

2. We note that you continue to suggest that administrative costs would be appropriately capitalized to the full cost pool under Rule
4-10 of Regulation S-X. As we explained in our conference call on November 16, 2005, you may offset such costs attributable to certain interests held by parties from whom you collect operator fees, with any excess of such fees recorded against the property account.
You
previously represented that such costs were fully sufficient to absorb all of the operator fee revenue you previously recorded.
In
other words, there was no such excess to offset against the property account. Accordingly, we understood that you would eliminate the revenue item and reduce general and administrative costs to comply with this guidance. It is important that your policy disclosure correspond to an acceptable GAAP methodology; and that your financial statement presentation is consistent with the stated policy. We encourage you to contact us or to otherwise seek professional assistance to ensure that you understand the accounting requirements under the full cost rules. Please revise accordingly.

3. We note that you have obtained audited financial statements as of and for the fiscal years ended December 31, 2004 and 2003, following a transition from a year-end of September 30th to December 31st. Please recast your comparative statements of stockholders` equity, as you have done for your balance sheets and statements of operations and cash flows, to present balances as of December 31, 2002 representing the beginning balances for the fiscal year ended December 31, 2003.

4. Given that you have characterized the reverse merger as a recapitalization, we believe it would be appropriate to recognize the net liabilities assumed with an entry directly against the equity account. However, we believe that you should expense as a transaction cost the value of awards issued as a finders fee. Presently, you have only reclassified the par value of these securities from APIC to Common Stock. Similarly, the costs reflected as "Acquisition costs charged to deficit" of $60,000 will likely need to be expensed.

With regard to your replacement awards, you will need to determine whether the different terms of the new awards constitute a modification. If you only changed the exercise price and/or number of shares that would be issued upon exercise to reflect the exchange ratio (based on the number of shares issued in exchange for shares of the accounting acquirer), while maintaining the economic standing of the holder, we would not generally anticipate accounting recognition in a recapitalization. However, replacement awards that do not meet this condition will need to be evaluated using the guidance in paragraphs 52 and 53 of FIN 44, and Issue 49 of EITF 00-23 (for options accounted for under the APB 25 model); the guidance in paragraphs 34, 35 and 36 of SFAS 123 will govern the accounting for replacement awards issued to non-employees.

Any charge calculated under this guidance should be expensed, rather than recorded directly against equity. Please revise your financial statements accordingly. Ensure that you have compiled all the documentation necessary to support the accounting applied. Please contact us by telephone if you require further clarification or guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Brian Fiddler
Petrogen Corp.
January 18, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010